Mail Stop 4561

September 25, 2009

Michael F. Koehler
Chief Executive Officer
Teradata Corporation
2835 Miami Village Drive
Miamisburg, OH 45342

> **Re:** **Teradata Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 001-33458**

Dear Mr. Koehler:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 1. Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 43

1. We note your disclosure related to software and software related deliverables that revenue is allocated to each software deliverable based upon its fair value as

determined by vendor-specific objective evidence (VSOE) using the residual method and that VSOE of fair value is based upon the normal pricing and discounting practices of those products and services when sold separately. Please explain your methodology and assumptions used to determine VSOE of fair value for each element in your multiple element arrangements with the exception of your software products for which you disclose you have not established VSOE. In your response, as it relates to post-contract support (PCS), describe the process you use to evaluate the various factors that affect your establishment of VSOE of fair value. For instance, does the price charged for the PCS vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of PCS. In this regard, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If stated future renewal rates are not included in your agreements, tell us the percentage range allowed for your pricing of PCS that you consider to be representative of VSOE and how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 2. New Accounting Pronouncements, page 6

2.   We note your disclosure on page 7 that the adoption of FSP EITF 03-6-1 did not impact your financial statements as the unvested share-based payment awards do not contain nonforfeitable rights to dividends or dividend equivalents. We also note your disclosure on page 55 of your Form 10-K for the fiscal year ended December 31, 2008 that the recipient of restricted stock grants have all rights of a stockholder. Furthermore, we note that Section 6 of the Restricted Stock Unit Agreement under the Teradata Corporation 2007 Stock Incentive Plan provides that, "Any cash dividends declared before your Vesting Date on the shares underlying the Stock Units shall not be paid currently, but shall be converted into additional Stock Units." Please reconcile the footnote disclosure on page 55 of your Form 10-K and the provision of your equity compensation plan with your disclosure on page 7 which indicates holders of unvested share-based payment awards do not contain nonforfeitable rights to dividends or dividend equivalents.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief